Putnam Asia Pacific Equity Fund
4/30/10 Annual report

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1     Class A   62
          Class B   1
          Class C   *

72DD2     Class M   *
          Class R   *
          Class Y   3

*Represents less than 1

73A1      Class A   0.105
          Class B   0.075
          Class C   0.082

73A2      Class M   0.085
          Class R   0.082
          Class Y   0.118

74U1	  Class A   590
	  Class B   14
	  Class C   7

74U2	  Class M   2
	  Class R   1
          Class Y   33

74V1	  Class A   11.69
	  Class B   11.64
	  Class C   11.63

74V2	  Class M   11.66
	  Class R   11.69
          Class Y   11.70


72U The figure entered in response to this question is the amortization of offering costs expense for the period.

Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.


Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.